April 26, 2006



VIA U.S. MAIL AND FACSIMILE:  (850) 878-1230

Igler Dougherty
George Igler, Esq.
Richard Pearlman, Esq.
2457 Care Drive
Tallahassee, FL 32308
(850) 878-2411

Re:	Federal Trust Corporation
	Preliminary Proxy Statement on Schedule 14A, filed April 21, 2006 File No. 001-31724

Dear Messrs. Igler and Pearlman:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you filed your preliminary proxy statement on EDGAR on April 21, 2006 using the header tag "PRE14A." As we discussed today, the filing should have been made using the header tag
"PREC14A." We note that you sent a letter yesterday, April 25, 2006, to the SEC requesting that such header tag be changed. Please note that we have been informed that you will get a "suspension" upon making a test filing, as you described, but can call and get a live filing "pushed through" that EDGAR response. Please advise us of the status of the request once known.

2. We cannot locate your correspondence dated April 20, 2006 by Jack Spidi, Esq. At Malizia Spidi & Fisch, PC on EDGAR. Please advise.

3. Revise the first page of the proxy statement and the form of proxy to clearly mark them as "Preliminary Copies. " Refer to Rule 14a-6(e)(1).

Schedule 14A
General, page 1

4. Please revise your disclosure to explain how "Keefe Managers .
.. . have attempted to influence [y]our policies. . . ."

5. Please detail "Keefe`s primary complaint that it is disappointed with Federal Trust`s performance and the make-up of [y]our Board." We note that Keefe Managers has detailed the nature of its concerns with specificity in its preliminary proxy materials. In this respect, your disclosure should be balanced and include Keefe`s points when making such statements like "[y]our Board of Directors further sees no valid reason to remove or prohibit individuals who have guided Federal Trust over the last 10 years from serving as directors."

6. We note your statements that your board`s "primary goal is to enhance the value of your investment in Federal Trust." Please explain with specificity the steps the board intends to take to accomplish the goal, providing more specific goals, if possible.
Further, we note your statement that it believes that it "can best accomplish that without the interference of Keefe and its nominee." Please state with specificity the basis for your characterization of Keefe`s initiatives as "interference" and specifically, how such initiatives would interfere with the details of your plan.

7. On page 2 you state that Keefe Managers has not provided you with timely notice of the bylaw amendments and therefore the matter will not be considered at the annual meeting. We note from Keefe Managers Schedule 13D filing of April 21, 2006 that it has provided notice of proposals to you, seemingly on that date. Please amend your disclosure to describe the notice you did receive and why it is untimely, if it is. Further, please describe your reaction to Keefe Managers and any notice or communication you have had with the group regarding its notice of proposals, the response of Keefe Managers, and how you intend to proceed with respect to such proposals at the meeting.

8. You refer to Keefe Managers` nominees as "hand-picked." You must explain this characterization and provide balance. In this respect we note that you don`t disclose how the candidates recently appointed to the board by the board were selected.

9. On page two you characterize Keefe Managers` actions as "hostile." Since every proxy contest is necessarily in opposition to management, the use of the word "hostile" should be reconsidered as it appears to insinuate inappropriate motives. State with specificity the basis for your statement of belief that Keefe Managers` actions are "unnecessary, disruptive, costly and may delay or impede [y]our efforts to maximize value for all of [y]our shareholders."

Closing Comment

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter, marked as correspondence on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3257 or by facsimile at (202) 772-9203 with any questions.

Very truly yours,



Celeste M. Murphy,
Special Counsel
Office of Mergers and Acquisitions